

DIVISION OF
CORPORATION FINANCE
Mail Stop 3030

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

May 28, 2009

VIA U.S. MAIL and FACSIMILE: (215) 323-9350

Mr. John J. Molinelli
Executive Vice President - Chief Financial Officer
AMETEK, Inc.
37 North Valley Road, Building 4
Paoli, PA 19301-0801

> **Re: AMETEK, Inc.**
> **Form 10-K for the year ended December 31, 2008**
> **Filed February 26, 2009**
> **File No. 001-12981**

Dear Mr. John J. Molinelli:

We have limited our review of your filing to those issues addressed in our comments. Where indicated, we think you should revise your future filings in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Fiscal Year Ended December 31, 2008
Critical Accounting Policies, page 31

1.   In the interest of providing readers with a better insight into management's
        judgments into accounting for goodwill, please tell us and disclose the following
        in future filings:

        •   The reporting unit level at which you test goodwill for impairment and
                your basis for that determination;
        •   Each of the valuation methodologies used to value goodwill (if multiple
                approaches are used), including sufficient information to enable a reader
                to understand how each of the methods differ, the assumed benefits of a
                valuation prepared under each method, and why management selected
                these methods as being the most meaningful for the company in preparing
                the goodwill impairment analysis;
        •   How you weight each of the methods used including the basis for that
                weighting (if multiple approaches are used);
        •   A quantitative and qualitative description of the material assumptions used
                and a sensitivity analysis of those assumptions based upon reasonably
                likely changes;
        •   If applicable, how the assumptions and methodologies used for valuing
                goodwill in the current year have changed since the prior year highlighting
                the impact of any changes.

2.   Please revise future filings to disclose your impairment test for other intangible
        assets that complies with SFAS 144.

Consolidated Financial Statements
Goodwill and Other Intangible Assets, pages 49 and 54

3.   Please tell us and expand future filings to make more detailed and specific
        disclosure about how you identify and measure goodwill impairment. Please
        expand to address the reporting unit concept, how you identified reporting units
        and how you allocate goodwill to those reporting units.   Also disclose how you
        determine fair value of each reporting unit under SFAS 142.

Form 10-Q for the Fiscal Quarter Ended March 31, 2009

Financial Statements, pages 3 and 4

4.   We note that revenues have declined 10% along with a 29% reduction in net income in the first quarter of fiscal year 2009. There has also been a significant decrease in your market capitalization. Please tell us whether these factors were considered to be indicators of potential impairment that would require you to perform a goodwill impairment analysis subsequent to December 31, 2008.

* * * * *

As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please submit a response letter that keys your responses to our comments and provides any requested supplemental information. Detailed response letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Jong Hwang at (202) 551-3327 or me at (202) 551-3676 if you have questions. In this regard, please do not hesitate to contact Martin James, Senior Assistant Chief Accountant, at (202) 551-3671 with any other questions.

Sincerely,

Brian Cascio
Accounting Branch Chief